

2017 Annual Report

American Century Investment Services, Inc.

SEC I.D. No. 8-35220
Statement of Financial Condition
as of December 31, 2017,
and Independent Registered Public Accounting Firm Report
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . 12.00

SEC FILE NUMBER
8-35220

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/17   AND ENDING   12/31/17
                                    ————————   ————————
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
————————————
FIRM ID. NO.

4500 Main Street
————————————————————————————
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Redline   (816) 340-4670
                                                  ——————————————————
                                                  (Area Code — Telephone No.)

Financial Operations Principal
————————————————————————————

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
————————————————————————————
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent
public accountant must be supported by a statement of facts and circumstances relied on as the basis for the
exemption. See section 240.17a-5(e)(2).

American Century Investment Services, Inc.

Table of contents

Page

This report contains (check all applicable boxes):

(x) (a) Facing Page

(x) Report of Independent Registered Public Accounting Firm...................................... 1

(x) (b) Statement of Financial Condition... 2

( ) (c) Statement of Operations

( ) (d) Statement of Changes in Stockholder's Equity

( ) (e) Statement of Cash Flows

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x) Notes to Financial Statements 3–7

( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable)

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document) (Not Required)

( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Report of Independent Auditors on Internal Control required by SEC Rule 17a-5)

Affirmation

I, Cheryl Redline, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2·21·2018

_____   _____
Signature   Date

Financial Operations Principal
_____
Title

Deborah S. Horton
_____
Notary Public



DEBORAH S. HORTON
My Commission Expires
February 29, 2020
Clay County
Commission #12487092



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of American Century Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2018

We have served as the Company's auditor since 2008.

American Century Investment Services, Inc.

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$63,901,280
Prepaid expenses	2,295,745
Affiliate receivable	1,875,652
Deferred sales commission	984,950
Deferred income taxes, net	878,894
Accounts receivable	224,854
Deposit with clearing broker	100,000
Property and equipment, net	52,969
Total assets	**$70,314,344**

Liabilities and stockholder's equity

Liabilities	
Accrued salaries and benefits	$28,677,221
Accrued underwriting and distribution fees	12,099,590
Affiliate income taxes payable	1,556,099
Accounts payable and accrued expenses	1,130,669
Income taxes payable, net	329,465
Total liabilities	43,793,044
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	36,884,884
Accumulated deficit	(10,375,484)
Total stockholder's equity	26,521,300
Total liabilities and stockholder's equity	**$70,314,344**

See notes to financial statements.

Notes to financial statements
Year ended December 31, 2017

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Investment Services, Inc. ("ACIS" or the "Company") is a registered broker-dealer that primarily markets and distributes shares of the American Century Investments family of mutual funds ("ACI Funds") for American Century Investment Management, Inc. ("ACIM"). Both ACIS and ACIM are wholly-owned subsidiaries of American Century Companies, Inc. ("ACC").

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company markets and distributes shares of the ACI Funds and units in a qualified tuition program under section 529 of the Internal Revenue Code. The Company also introduces its retail customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to these activities, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through a "Special Account for the Exclusive Benefit of Customers of ACIS." Accordingly, the Company claims exemption under Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing broker assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — Cash equivalents are highly liquid investments with original maturities of three months or less and consisted of an investment in affiliated money market mutual fund(s) of $63,901,280 as of December 31, 2017.

Deferred sales commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over a specified period, which is typically one year. Amortization of the assets is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments ("CDSC"). CDSC's collected by the Company from redeeming shareholders are recorded as income when earned with a corresponding reduction to the deferred sales commission assets.

Management reviews the carrying amount of the deferred sales commission assets for impairment whenever events or changes in circumstances indicate that the assets may not be recoverable over their remaining useful lives. Such an impairment test would consider, among other things, the depreciation of the underlying mutual fund assets related to the deferred sales commission assets as well as the duration and severity of the depreciation. No impairment tests were performed and no impairment charges were recorded during the year ended December 31, 2017.

Prepaid expenses — Items such as licensing and registration fees are paid in advance and expensed over a specified period, which is typically one year.

Property and equipment — Property and equipment, including information systems equipment and software, are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years.

Management, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value might not be recoverable. No such impairment charge was recorded for long-lived assets during 2017.

Affiliate receivable — The Company has a receivable from ACIM for amounts collected on behalf of the Company and for amounts owed to the Company per a cash management agreement.

Distribution and marketing services — In its capacity as distributor for one or more share classes of ACI Funds, the Company performs services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code, marketing and business solicitation services relating to institutional investment management, and other services designated by ACIM. In consideration for these services and in accordance with the provisions of a distribution services agreement, ACIM pays the Company fees equivalent to 108% of certain expenses. These amounts are included in the affiliate receivable in the Statement of Financial Condition.

Underwriting and distribution fees — Accrued underwriting and distribution fees represents amounts owed to unaffiliated broker-dealers under agreements to sell shares of the ACI Funds. Distribution expenses include Rule 12b-1 distribution and service fee charges, front-end sales charges, and dealer concessions.

Under agreements with the ACI Funds, the Company earns fees for marketing and distributing shares of the funds. Distribution revenues are generally determined as a percentage of client assets and include Rule 12b-1 distribution and service fees, front-end sales charge fees, and CDSCs.

Affiliate Service Fees — The Company recognizes expenses charged by ACC and affiliates for services provided to, and assets used by, the Company. These expenses include fees paid for strategic management services, administrative service fees paid for information technology, human resources, office space, and corporate overhead services, and licensing fees paid for the use of trademarks and trade names used in the business of marketing and selling shares of the ACI Funds. These amounts are netted against the affiliate receivable in the Statement of Financial Condition.

Income taxes — The Company is included in the consolidated tax returns of ACC with other ACC subsidiaries. In accordance with the provisions of a tax sharing agreement, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution on a standalone basis to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. In 2017, the Company paid $6,389,387 to settle the income tax liability incurred under this agreement.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2017.

Commitments and contingencies — In the ordinary course of business, the Company is periodically involved in litigation and other claims. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial statements.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events — In accordance with Financial Accounting Standards Board Accounting Standards Codification 855, Subsequent Events, management performed an evaluation of subsequent events through February 21, 2018, the date on which these financial statements were issued. There were no material events that required disclosure in the Company's financial statements.

New accounting pronouncements — The following table provides a brief description of accounting standards recently issued:

Standard	Description	Effective	Effect on the Financial Statements or Other Significant Matters
Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*; issued May 28, 2014	ASU 2014-09 revises revenue recognition criteria and expands disclosure requirements. The new guidance requires the employment of a five-step model to determine the amount of revenue that reflects the consideration to which the company expects to be entitled for the transfer of services to customers and the timing of recognition. In addition, certain costs to obtain and fulfill contracts with customers are required to be capitalized and amortized, if they meet certain criteria.	Annual reporting periods beginning after December 15, 2017	A detailed review of the terms and conditions of a sample of revenue contracts has been completed. Management has not decided on the adoption method but does not anticipate a significant change from current practices in the timing of recognition for revenues or costs to obtain contracts. The Company continues to assess the impact of the rule changes on the financial statements and required disclosures.

2. Property and equipment

Property and equipment balance as of December 31, 2017 includes:

	2017
Information systems equipment and software	$571,666
Less accumulated depreciation	(518,697)
Property and equipment, net	$52,969

3. Retirement plan

Substantially all employees are covered under the American Century Retirement Plan offered by ACC or its other wholly-owned subsidiaries. As of December 31, 2017, accrued plan related expenses were $2,738,686 and are included in accrued salaries and benefits in the Statement of Financial Condition.

4. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $19,100,392 which was $16,178,838 in excess of its required net capital of $2,921,554 and a ratio of aggregate indebtedness to net capital was 2.29 to 1.00 as of December 31, 2017.

5. Guarantees

The Company indemnified its clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The probability is remote that the Company will incur material losses under this agreement. Accordingly, no liability was recorded in the Statement of Financial Condition for this guarantee.

6. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets accessible by the Company at the measurement date.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and inputs other than quoted prices for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents traded in active markets, for which the fair value is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2017 approximates carrying value, as reflected in the Statement of Financial Condition.

7. Income taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. On December 22, 2017, the President of the United States of America ("U.S.") signed into law the Tax Cuts and Jobs Act (H.R.1). The legislation significantly changes U.S. tax law by, among other things, permanently reducing the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018. As a result, the Company revalued its ending deferred income taxes, net using the 21% U.S. corporate income tax rate. Additionally, in 2017 ACC transferred a deferred tax asset to the Company for share-based compensation. The deferred tax asset represents future tax benefits related to nonvested shares of restricted stock in ACC's Restricted Stock Plan.

Deferred tax assets (liabilities) as of December 31, 2017 were as follows:

Share-based compensation	$721,335
Accrued vacation	322,193
Accrued sabbatical	254,914
Other compensation accruals	111,050
Unrecognized tax benefits	76,382
Total deferred tax assets	1,485,874
Prepaid expenses	$(371,203)
Deferred sales commissions	(234,059)
Depreciation	(1,718)
Total deferred tax liabilities	(606,980)
Deferred income taxes, net	$878,894

The Company had total gross unrecognized tax benefits of $327,361 as of December 31, 2017, which are included in income taxes payable in the Statement of Financial Condition.

Gross accrued interest and penalties were $32,343 as of December 31, 2017, and are included in income taxes payable in the Statement of Financial Condition.

The Company files various tax returns with federal, state, and local taxing authorities that are subject to audit. Tax years 2014 through 2017 remain open to examination for U.S. federal income. Tax years 2013 through 2017 generally remain open to examination by significant state and local tax jurisdictions. During the next twelve months, it is reasonably possible that the expiration of the statute of limitations for certain jurisdictions could reduce unrecognized tax benefits by up to $54,204. While this amount may change, the Company does not expect that any such change will result in a material impact on the results of operations or the financial position of the Company.



American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-93773 1802